SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND
SUPPLEMENTAL RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND SUPPLEMENTAL RETIREMENT PLAN

Dated: October 25, 2004	By:	/s/ Janet S. Fiola
Janet S. Fiola
Senior Vice President, Human Resources

Medtronic, Inc.

Employee Stock Ownership

and Supplemental

Retirement Plan

Financial Statements and Supplemental Schedules

April 30, 2004 and 2003

Medtronic, Inc.

Employee Stock Ownership and Supplemental Retirement Plan

Note:  Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Medtronic, Inc. Employee Stock Ownership and
Supplemental Retirement Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (the “Plan”) at April 30, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) as of April 30, 2004 and of Reportable Transactions for the year ended April 30, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 19, 2004

Medtronic, Inc.

Employee Stock Ownership and Supplemental Retirement Plan

Statements of Assets Available for Benefits

(in 000’s)

	April 30,
	2004	2003

ESOP Assets—Non-Participant Directed
Investments:
Unallocated assets:
Plan’s Interest in the Master Trust Fund	$58,068	$130,697
Allocated assets:
Medtronic ESOP Fund	686,237	608,978
Medtronic Dividend Stock Fund	3,481	2,777
Total ESOP assets	747,786	742,452
SRP Assets—Participant Directed
Investments:
Mutual funds	719,869	400,893
Medtronic Common Stock Fund	525,180	468,708
Participant loans receivable	17,011	15,042
Medtronic Interest Income Fund	229,682	165,763
Total SRP assets	1,491,742	1,050,406
Assets available for benefits	$2,239,528	$1,792,858

See accompanying notes to the financial statements.

Medtronic, Inc.

Employee Stock Ownership and Supplemental Retirement Plan

Statements of Changes in Assets Available for Benefits

(in 000’s)

	Year Ended April 30,
	2004	2003
Additions:
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of separate trust investments	$175,318	$12,521
Increase in Plan’s Interest in the Master Trust Fund	11,487	14,589
Dividends	15,476	11,793
Interest	10,583	8,028
Total investment income	212,864	46,931
Contributions:
Participant	112,253	95,153
Employer (Note 1)	1,012	1,483
Total contributions	113,265	96,636
Transfers, net (Note 1)	251,543	23,887
Total additions	577,672	167,454
Deductions:
Deductions from assets attributed to:
Benefits paid to participants	(129,878)	(60,820)
Administrative expenses	(1,124)	(565)
Total deductions	(131,002)	(61,385)
Net increase	446,670	106,069
Assets available for benefits:
Beginning of year	1,792,858	1,686,789
End of year	$2,239,528	$1,792,858

See accompanying notes to the financial statements.

Medtronic, Inc.

Employee Stock Ownership and Supplemental Retirement Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. The Plan is available to all eligible regular full-time and part-time employees immediately upon hire.  The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was amended effective April 30, 2001 to allow employees elective deferrals under Code Section 401(k). The Plan now has two components: a Supplemental Retirement Plan (SRP) component, which governs participant elective deferrals and an Employee Stock Ownership Plan (ESOP) component that governs matching contributions related to the SRP and non-matching allocations of employer stock.

Plan Merger and Transfer of Plan Assets

The Compensation Committee of the Board of Directors of the Company approved the merger of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan into the Plan on March 8, 2001. Effective May 31, 2003 all remaining assets of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan were transferred into the Plan.  During fiscal years 2004 and 2003, substantially all of the $251,543,000 and $23,887,000, respectively, assets transferred into the Plan were from the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan.

Administration of Plan Assets

The Qualified Plan Committee oversees the administration of the Plan. The committee appointed Vanguard Fiduciary Trust Company (“Vanguard Trust”) and US Bank National Association (“US Bank”) as Trustees of the Plan assets and Recordkeepers of the Plan (hereinafter collectively referred to as the “Trustees”). Allocated ESOP assets and contributed SRP assets are held by Vanguard Trust and unallocated ESOP assets are held by US Bank. Transactions are executed by the Trustees of the Plan, as directed by the Company in its capacity as Plan Administrator.  Vanguard has been appointed to provide participant services, education, and communication services. Vanguard maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and expenses credited thereto.

Contributions

Participant contributions are made to the Plan through payroll deductions into their SRP accounts.  Participants direct the investments of their contributions into eleven various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting Vanguard Trust. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers a month in or out of the Medtronic Common Stock Fund.  Participating employees may contribute 2% to 25% of eligible earnings on a pre-tax basis to the Plan, subject to statutory limits.  Effective January 1, 2004, participants who will obtain age 50 or older in calendar year 2004 and would otherwise be unable to maximize elective deferrals to the Plan were permitted to contribute up to 75% of eligible earnings to the Plan.  Effective May 1, 2004 all participants will be allowed to contribute 2% to 75% of eligible earnings to the Plan.

Participants receive matching allocations of Medtronic common stock into their ESOP Matching Accounts in the Plan. The matching allocation is based on each participant’s contributions up to 6% of eligible compensation, and ranges from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals. Matching allocations totaled approximately $51,930,000 and $47,957,000 for fiscal years 2004 and 2003, respectively, which is included in the allocation of Medtronic, Inc. common stock from the unallocated shares at US Bank to the Vanguard Trust (See Notes 4 and 6). Participants are allowed to immediately transfer matching allocated amounts to any of the SRP investment choices.

In addition to the matching allocation, participants receive annual allocations to their ESOP Regular Accounts in the form of Medtronic, Inc. common stock. These annual allocations range from 2.5% to 4.0% of qualified compensation, depending upon the achievement of certain Company performance goals. Active participants may begin to diversify their

ESOP Regular allocations at age 55 if they have been in the Plan for ten years.  Company ESOP contributions, net of forfeitures, were $33,198,000 and $29,728,000 for fiscal years 2004 and 2003, respectively.

During fiscal years 2004 and 2003, allocations of 2.50% of qualified compensation were allocated to participants’ ESOP Regular Accounts. In addition, allocations of 3.58% and 3.65% of qualified compensation were made to Plan participants’ ESOP Matching Accounts in fiscal years 2004 and 2003, respectively. Forfeitures of allocated shares funded a portion of the allocation requirements for fiscal years 2004 and 2003.  It is anticipated that fiscal year 2005 will be the last year of the ESOP Regular contribution, as it is expected that all the remaining 1,120,741 ESOP shares will either be allocated or committed by April 29, 2005.  The employer match will continue and is expected to be funded in cash by Medtronic, Inc. beginning in fiscal year 2006.

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. Participant forfeitures of nonvested amounts reduce Company contributions. Forfeitures, related to unvested amounts from terminating employees, of $3,815,000 and $3,324,000 during fiscal years 2004 and 2003, respectively, reduced employer contributions in those respective years.

Distributions

An active participant who has attained age 59½ may request a cash withdrawal for all or a part of their SRP assets. Active participants are not allowed to take withdrawals from their ESOP Regular or Matching Accounts; however, they are allowed to diversify their ESOP Matching Accounts at any time, and diversify a portion of their ESOP Regular Account at age 55 if the participant has been in the Plan for at least ten years.

Upon termination of employment, the participant must take a complete distribution if the value of the participant’s account is $5,000 or less. If the value of the participant’s account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal or request a direct rollover. Participant funds invested in Medtronic stock may be taken in-kind or as cash. Upon retirement from the Company, participants also have the option to take monthly installments from the Plan.

Active participants may take hardship withdrawals from their SRP Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including the available loan provisions.   Hardship withdrawals cannot be taken from the ESOP Regular or ESOP Matching Accounts.  The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account becomes fully vested and is paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic stock in-kind or as cash.

Participant Loans

Participants are limited to one loan outstanding at a time and can borrow up to 50% of their total vested SRP balance not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years, with a maximum term of 30 years.  The interest rate is calculated as one percentage point over the prime rate in effect at US Bank on the first workday of the month in which the loan is made and remains fixed for the duration of the loan. At April 30, 2004, loans receivable were due at various dates through 2029, with interest rates ranging from 5.25% to 10.00%.

Plan Termination

In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in the Company contributions. Benefits would be distributed at that time in accordance with the Plan provisions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for its investment contracts held by the Medtronic Interest Income Fund, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Medtronic Common Stock Fund and the Plan’s Interest in the Master Trust Fund are valued at their year-end unit closing price (comprised of the year-end market value of investments plus any uninvested cash position). The common shares of the Company are valued at the quoted market price. Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

The Medtronic Dividend Stock Fund consists of cash dividends received from the Medtronic ESOP Fund.  Cash held in the Medtronic Dividend Stock Fund is invested in money market securities, which are reinvested into participants' accounts.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned.  Dividend income is accrued on the ex-dividend date.  Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses are paid by the Plan. Such expenses consist of recordkeeping, trustee and account maintenance fees. The Plan pays for the fees associated with transactions in the Medtronic ESOP Fund. Participants pay for the fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts. In addition, participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock and various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2004 and 2003, approximately 57% and 68%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. A significant portion of this concentration results from the allocated and unallocated investments in the ESOP.  The underlying value of the Medtronic Common Stock Fund is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.  Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows (in 000’s):

	April 30,
	2004	2003
Medtronic ESOP Fund	$686,237	$608,978
Medtronic Common Stock Fund	525,180	468,708
Medtronic Interest Income Fund	229,682	165,763
Mutual funds:
Vanguard 500 Index Fund	150,822	*
Vanguard PRIMECAP Fund	146,491	*
Vanguard Wellington Fund	124,892	*
Plan’s Interest in Master Trust Fund	*	130,697

* Represents investments less than 5% at the respective periods.

The net appreciation (depreciation) in the fair value of investments during fiscal years 2004 and 2003, other than those held in the Master Trust, including gains and losses on investments purchased and sold as well as those held during the year was as follows (in 000’s):

	Year Ended April 30,
	2004	2003

Mutual funds	$108,873	$(54,435)
Medtronic ESOP Fund	36,792	35,192
Medtronic Common Stock Fund	29,653	31,764
Net appreciation in fair value of separate trust investments	$175,318	$12,521

The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximate fair value, as these investments have fully benefit-responsive features. There are no reserves against the contract values for credit risk of contract issuers or otherwise.

The average yield of the Medtronic Interest Income Fund was 4.33% and 4.78% for fiscal years 2004 and 2003, respectively. The crediting interest rate of the Medtronic Interest Income Fund was 4.24% and 4.83% as of April 30, 2004 and April 30, 2003, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.  Plan’s Interest in the Master Trust Fund

Unallocated assets of the Plan are invested in the Medtronic, Inc. and Participating Employers Master Trust Fund (“Master Trust Fund”), which consist of certain assets of the Medtronic, Inc. and Participating Employers Retirement Plan and the Medtronic, Inc. Retirement Plan—401(h) Medical Account. US Bank is the Trustee and Recordkeeper for the unallocated assets attributable to the Plan held in the Master Trust Fund. US Bank maintains a separate account for the unallocated Plan assets and liabilities held within the Master Trust Fund. The Plan assets within the Master Trust Fund consist of Medtronic, Inc. common stock and money market securities.  The Plan liabilities within the Master Trust Fund consist of a loan from Medtronic, Inc. (see Note 5), Company shares at US Bank owed to the Vanguard Trust, and other accrued expenses. The unallocated assets consist of shares of the Company’s common stock with fair values of approximately $61,200,000 and $138,519,000 at April 30, 2004 and 2003, respectively. At April 30, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was 8% and 21%, respectively.

The financial data of the Master Trust Fund is as follows:

Medtronic, Inc. and Participating Employers Master Trust Fund

Statements of Net Master Trust Assets

(unaudited, in 000’s)

	Years Ended April 30,
	2004	2003

Assets
Investments at fair value:
Short-term investment fund	$27,162	$119,319
U.S. government securities	48,889	64,094
Corporate debt securities	65,463	52,394
Medtronic, Inc. common stock	210,443	276,863
Other common stock	409,064	128,579
Partnership units	53,461	71,278
Total investments	814,482	712,527
Interest and dividends receivable	855	995
Total assets	815,337	713,522
Liabilities
Accrued allocation of Medtronic, Inc. common stock	85,128	77,685
Accrued 401(h) benefits	3,604	2,604
Accrued expenses	1,358	508
Loan from Medtronic, Inc.	6,811	7,823
Total liabilities	96,901	88,620
Net Master Trust assets	$718,436	$624,902

Medtronic, Inc. and Participating Employers Master Trust Fund

Statements of Changes in Net Master Trust Assets

(unaudited, in 000’s)

	Years Ended April 30,
	2004	2003
Additions:
Additions to net assets attributed to:
Investment income:
Interest	$7,497	$7,630
Dividend	841	1,132
Dividend on Company shares	3,465	2,775
Net appreciation (depreciation) in fair value of investments	72,784	(4,958)
Total investment income	84,587	6,579
Employer contributions	110,881	97,634
Total additions	195,468	104,213
Deductions:
Deductions from net assets attributed to:
Interest expense	(613)	(1,056)
Benefits paid to participants	(12,784)	(10,958)
Other expenses	(3,409)	(2,061)
Net assets transferred to other trustees	(85,128)	(71,885)
Total deductions	(101,934)	(85,960)
Net increase	93,534	18,253
Net Master Trust assets
Beginning of year	624,902	606,649
End of year	$718,436	$624,902

The Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000’s):

	Years Ended April 30,
	2004	2003

Net change in fair value of investments:
Short-term investment fund	$510	$358
U.S. government securities	40	2,647
Corporate debt securities	686	1,770
Medtronic, Inc. common stock	11,265	15,638
Other common stocks	46,324	(18,025)
Partnership units	13,959	(7,346)
Net appreciation (depreciation) in fair value of investments	$72,784	$(4,958)

The Plan’s interest in the total assets held in the Master Trust Fund and changes in assets during the periods are as follows (in 000’s):

	Years Ended April 30,
	2004	2003

Plan’s Interest in the Master Trust, beginning of year	$130,697	$186,510
Employer cash contributions	1,012	1,483
Investment income:
Interest and dividend income	844	1,138
Net appreciation in fair value of investments	7,809	11,751
Dividend on Company shares	3,465	2,775
Interest expense	(613)	(1,056)
Administrative expenses	(18)	(19)
Total investment income	11,487	14,589
Allocation of Medtronic, Inc. common stock	(85,128)	(71,885)
Plan’s Interest in the Master Trust, end of year	$58,068	$130,697

5.  ESOP Loan

In December 1989, the Master Trust borrowed $40.0 million from the Company on behalf of the Plan and used the proceeds to purchase 18,932,938 shares (adjusted for subsequent stock splits) of the Company’s common stock. The loan from the Company is payable over a period not to exceed 20 years, ending on April 30, 2010 or at the point all shares have been allocated to participants.  Interest is payable annually at a rate of 9.0%. The Company makes contributions to the Plan, which are used, in part, by the Plan to make principal and interest payments. Contributions are based on debt service requirements less any dividends received by the Plan on the allocated and unallocated shares of stock. Contributions are further adjusted to meet the annual targeted benefit level as determined by the Company.  Company cash contributions were $1,012,000 and $1,483,000 for fiscal years 2004 and 2003, respectively.  The outstanding loan balance due to Medtronic, Inc. as of April 30, 2004 and April 30, 2003 was $6,811,000 and $7,823,000, respectively, as reflected in the Statements of Net Master Trust Assets.

6.  Allocation Summary of Net ESOP Assets

Statements of Net ESOP Assets

	April 30, 2004			April 30, 2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets:
Investments at fair value:
Cash equivalents	$—	$4,300	$4,300	$—	$—	$—
Medtronic Dividend Stock Fund	3,481	—	3,481	2,777	—	2,777
Investment in Medtronic, Inc. common stock	686,237	61,200	747,437	608,978	138,519	747,497
Total investments	689,718	65,500	755,218	611,755	138,519	750,274
Accrued income	—	1	1	—	1	1
Total assets	689,718	65,501	755,219	611,755	138,520	750,275
Liabilities:
Loan payable	—	6,811	6,811	—	7,823	7,823
Accrued expenses	—	622	622	—	—	—
Total liabilities	—	7,433	7,433	—	7,823	7,823
Net ESOP assets	$689,718	$58,068	$747,786	$611,755	$130,697	$742,452

Statements of Changes in Net ESOP Assets

	Year Ended April 30, 2004			Year Ended April 30, 2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Investment income:
Interest and dividend income	$3,558	$4,309	$7,867	$2,846	$3,913	$6,759
Net appreciation in fair value of investments	36,792	7,809	44,601	35,192	11,751	46,943
Total investment income	40,350	12,118	52,468	38,038	15,664	53,702
Interfund transfers	(10,373)	—	(10,373)	(4,328)	—	(4,328)
Employer cash contributions	—	1,012	1,012	—	1,483	1,483
Allocation of Medtronic, Inc. common stock*	85,128	(85,128)	—	71,885	(71,885)	—
Interest expense	—	(613)	(613)	—	(1,056)	(1,056)
Administrative expenses	(609)	(18)	(627)	(523)	(19)	(542)
Benefit payments	(36,533)	—	(36,533)	(25,025)	—	(25,025)
Net increase (decrease)	77,963	(72,629)	5,334	80,047	(55,813)	24,234
Beginning of year	611,755	130,697	742,452	531,708	186,510	718,218
End of year	$689,718	$58,068	$747,786	$611,755	$130,697	$742,452

*    Allocated shares of Medtronic Common Stock were 1,779,147 and 1,628,895 in the fiscal years ended April 30, 2004 and 2003, respectively, reflected in the tables above.

7.  Related Party Transactions

During the fiscal years ended April 30, 2004 and 2003, the Plan had transactions with Vanguard Trust and US Bank, the Plan’s Trustees, which are allowed by the Plan and the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Total purchases of investments under the control of the Vanguard Trust for the fiscal years ended April 30, 2004 and 2003 were $498,503,000 and $314,358,000, respectively, and proceeds from sales with Vanguard Trust were $495,316,000 and $249,015,000, respectively. Total purchases of investments under the control of US Bank for the fiscal years ended April 30, 2004 and 2003 were $4,511,000 and $1,145,000, respectively, and proceeds from sales with US Bank were $801,000 and $3,188,000, respectively.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 (in 000’s):

	April 30,
	2004	2003

Assets available for benefits per the financial statements	$2,239,528	$1,792,858
Amounts allocated to withdrawing participants	(12,074)	(14,967)
Assets available for benefits per the Form 5500	$2,227,454	$1,777,891

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in 000’s):

	Year Ended April 30,
	2004	2003

Benefits paid to participants per the financial statements	$129,878	$60,820
Add: Amounts allocated to withdrawing participants at end of year	12,074	14,967
Less: Amounts allocated to withdrawing participants at beginning of year	(14,967)	(6,693)
Benefits paid to participants per the Form 5500	$126,985	$69,094

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but not yet paid as of that date.

9.  Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on February 12, 2004. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULES

Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

April 30, 2004

(in 000’s except share information)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	ESOP Assets
*	Medtronic ESOP Fund	Company Stock	$39,576	$686,237
*	Medtronic Dividend Stock Fund	Registered Investment Company	3,481	3,481
	Total ESOP Assets, excluding the Plan’s Interest in the Master Trust Fund		$43,057	$689,718
	SRP Assets
*	Medtronic Common Stock Fund	Medtronic Inc. Common Stock and Money Market Securities	**	$525,180
*	Vanguard 500 Index Fund	Registered Investment Company	**	150,822
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	146,491
*	Vanguard Wellington Fund	Registered Investment Company	**	124,892
*	Vanguard Windsor II Fund	Registered Investment Company	**	78,442
*	Vanguard Explorer Fund	Registered Investment Company	**	71,136
*	Vanguard International Growth Fund	Registered Investment Company	**	44,406
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	36,363
*	Vanguard U.S. Growth Fund	Registered Investment Company	**	35,621
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	31,696
*	Participant loans	Interest at 5.25% to 10.00% due at various dates through 2029	**	17,011
*	Medtronic Interest Income Fund	Unallocated Insurance Contracts; interest at 3.07% - 7.35% due at various dates through 2009	**	229,682
	Total SRP Assets		**	$1,491,742
	Total ESOP and SRP Assets, excluding the Plan’s Interest in the Master Trust Fund		**	$2,181,460

*              Denotes party-in-interest

**           Cost information is excluded, as it is not required for participant-directed investments

Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan

Schedule H, line 4j – Schedule of Reportable Transactions

April 30, 2004

(in 000’s)

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Gain (Loss)
The Vanguard Group	Medtronic, Inc. ESOP Stock	$81,250	$—	$—	$81,250	$—
The Vanguard Group	Medtronic, Inc. ESOP Stock	—	42,183	5,755	42,183	36,428

Note:  Columns (e) and (f) are excluded as they are not applicable.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-37529, 33-44230, and 333-106566) of Medtronic, Inc. of our report dated October 19, 2004 relating to the financial statements and supplemental schedules of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
October 25, 2004